2001 ROSS AVENUE DALLAS, TEXAS 75201-2980	ABU DHABI AUSTIN BEIJING BRUSSELS	HOUSTON LONDON MOSCOW NEW YORK
TEL +1 214.953.6500 FAX +1 214.953.6503 BakerBotts.com	DALLAS DUBAI HONG KONG	PALO ALTO RIO DE JANEIRO RIYADH WASHINGTON

December 31, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:	InfraREIT, Inc.

Registration Statement on Form S-11

Filed December 19, 2014

File No. 333-201106

Dear Ms. Gowetski:

This letter sets forth the responses of InfraREIT, Inc. (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 24, 2014 (the “Comment Letter”) concerning the Registration Statement on Form S-11 (File No. 333-201106) (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement via EDGAR.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement. Further, the Company hereby submits as Exhibits A and B hereto, for the Staff’s convenience, draft copies of the legal and tax opinions. The opinions attached as Exhibits A and B will be filed as Exhibits 5.1 and 8.1 to a subsequent amendment to the Registration Statement.

General

1.

We note that your disclosure includes quantitative and/or qualitative business and industry data. Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example purposes only, we note your disclosure in the “T&D Infrastructure in the State of Texas” section on page 6. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. In addition, please confirm to us, if true, that no third party data included in the registration statement was prepared for or commissioned by you or your affiliates.

The Company has supplementally provided to the Staff under separate cover in paper form copies of annotated supporting materials for the quantitative and qualitative business and industry data used in the prospectus. The Company confirms that no third-party data included in the Registration Statement was prepared for or commissioned by it or its affiliates.

Prospectus Summary, page 1

Development Pipeline, page 4

2.	We note your reference to ‘Development Pipeline’ and that Hunt has informed you that it intends for you to be the primary owner of Hunt’s T&D development projects. Please revise to clarify here, if true, that all of the projects are Hunt’s anticipated development projects and briefly describe your contractual rights to acquire such projects, including a description of how your costs to acquire such projects will be determined.

The Company has revised the disclosure on page 4 of the Registration Statement accordingly.

Development Team, page 4

3.	We note your disclosure here and on page 107 that Hunt Developer’s active project development team has over 150 years of relevant industry experience. Please note that it does not appear appropriate to aggregate experience. Please revise accordingly.

The Company has revised the disclosure on page 4 and beginning on page 113 of the Registration Statement to replace the aggregate industry experience of the project development team with the average industry experience of the eleven members of the team.

Compensation, page 13

4.	We note your disclosure on page 146 regarding the structuring fee. Please revise to include disclosure regarding the structuring fee in your Prospectus Summary section. Please also revise to clarify, if true, that the base fee referenced on page 13 is the management fee that will increase effective April 1, 2015. In addition, please quantify the base fee for the first year based on your anticipated total equity assuming the consummation of this offering.

The Company has added disclosure regarding the structuring fee agreement on page 15 of the Registration Statement. Additionally, the Company has revised the disclosure on page 14 to clarify that the base fee is the management fee that will increase effective April 1, 2015 and to quantify the Company’s estimate of the base fee for the period from April 1, 2015 through March 31, 2016, assuming the offering and the Reorganization transactions were completed on December 31, 2014 and further assuming the Company issues a specified number of shares of its common stock in the offering at a specified initial public offering price, which is the midpoint of the range set forth on the cover of the prospectus.

Reorganization Transactions, page 20

5.	We note your disclosure on page 20 that Hunt-InfraREIT will immediately transfer 75,000 of the shares it receives from you to OpTrust N.A. Holdings Trust in settlement of certain claims. Please identify the individuals that control OpTrust and briefly describe the claims being settled.

The Company has revised the disclosure on page 22 of the Registration Statement accordingly.

6.	We note that your OP will issue OP units to Hunt-InfraREIT as an accelerated payment of a portion of the carried interest. Please revise to briefly explain why this payment is being accelerated.

The Company has revised the disclosure on page 22 of the Registration Statement accordingly.

7.	We note it appears certain shareholders will receive cash consideration as a result of the merger and others will receive consideration in shares. Please revise to briefly identify the shareholders who will receive cash and those who will receive shares. In addition, please explain the reasons for such consideration as well as explain the reasons for the differences in consideration.

The Company has revised the disclosure on page 23 of the Registration Statement accordingly.

8.	Please quantify the portion of the proceeds of this offering that are not being paid as consideration in the merger.

The Company has revised the disclosure on pages 23, 27 and 70 of the Registration Statement accordingly.

Estimated Cash Available for Distribution for the Twelve Month’s Ending December 31, 2015, page 68

Footnote (2), page 69

9.	Please clarify how this adjustment relates to the disclosure of the contingent consideration on page 95 and in Footnote (M) on page F-9 that indicates the contingent consideration is expected to be settled through the issuance of Class A units upon completion of the offering.

The Company has revised the disclosure in Footnote (2) beginning on page 74 of the Registration Statement accordingly.

Management, page 131

Executive Officers and Directors, page 131

10.	Please revise your disclosure for each director and executive officer to provide the dates of employment for the past five years. Please refer to Item 401(e) of Regulation S-K.

The Company has revised the disclosure beginning on page 138 of the Registration Statement accordingly.

Certain Relationships and Related Transactions, page 144

Structuring Fee, page 146

11.	We note your disclosure that you have entered into a structuring fee arrangement with Hunt Transmission Services LLC pursuant to which you have agreed to issue shares of common stock to Hunt-InfraREIT in consideration for Hunt’s structuring assistance in connection with the reorganization and offering. We further note your disclosure under “General and Administration Expenses” on page 72 that your assumed general and administration expenses in 2015 include a non-cash expense of $34 million related to this issuance. Please revise your disclosure to describe in greater detail the structuring assistance provided by Hunt and disclose the value of these services. Please refer to Item 601 of Regulation S-K and file the Structuring Fee Agreement as an exhibit or tell us why you are not required to do so.

The Company has revised the disclosure on page 158 of the Registration Statement accordingly. The Company intends to file the form of the structuring fee agreement as an exhibit to a subsequent amendment to the Registration Statement and has listed it as Exhibit 10.41 on page II-6 of the Registration Statement.

Loan to InfraREIT, Inc., page 150

12.	We note your disclosure that an affiliate of Hunt loaned $1.0 million to InfraREIT, Inc. on November 20, 2014. Please revise your disclosure throughout the document to identify the affiliate. Please also tell us how you considered whether to file the loan agreement as an exhibit pursuant to Item 601 of Regulation S-K.

The Company has revised the disclosure on pages 70 and 162 of the Registration Statement to clarify that Hunt Consolidated, Inc., rather than a Hunt affiliate, loaned $1.0 million to InfraREIT, Inc. pursuant to the promissory note. The Company has filed the promissory note as Exhibit 10.46 to the Registration Statement.

The Operating Partnership and the Partnership Agreement, page 172

13.	We note your disclosure that certain of your independent directors are limited partners of InfraREIT Partners, LP. Please identify the independent directors to which you refer and please explain how these directors are independent.

The Company has revised the disclosure on page 186 of the Registration Statement to clarify that certain directors became limited partners upon receiving LTIP Units in compensation for their service as directors of InfraREIT, L.L.C. The Company does not believe that the award of equity compensation to these directors disqualifies them from being independent under applicable NYSE or SEC rules because the payments were made to them in their capacities as directors of InfraREIT, L.L.C. Furthermore, the Company does not believe that ownership of the LTIP Units makes any of these directors affiliates of the Company for purposes of Rule 10A-3 of the Securities Exchange Act of 1934 since the holders of LTIP Units are limited partners and LTIP Units do not entitle the holder thereof to any meaningful control rights.

Partnership Units, page 173

14.	We note your disclosure that the Operating Partnership issued LTIP Units to certain of your independent directors in 2014. Please revise to identify the independent directors to which you refer, disclose the number of LTIP Units issued, the date issued, the purpose of the issuance and the value of the issuance.

The Company has revised the disclosure beginning on page 187 of the Registration Statement accordingly.

*        *        *

In response to the closing comments to the Comment Letter, the Company has authorized us to hereby acknowledge on its behalf that the Company undertakes to comply with the Staff’s requests. If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (214) 953-6418.

Very truly yours,

/s/ William D. Howell
William D. Howell

cc:	Benjamin D. Nelson
Greg Imhoff
InfraREIT, Inc.

Julian T. H. Kleindorfer
Latham & Watkins LLP

Exhibit A

Exhibit 5.1

[LETTERHEAD OF VENABLE LLP]

[                 ], 2015

InfraREIT, Inc.

1807 Ross Avenue, 4th Floor

Dallas, Texas 75201

Re:	Registration Statement on Form S-11
File No. 333-201106

Ladies and Gentlemen:

We have served as counsel to InfraREIT, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of the offering and sale by the Company of up to [                ] shares (the “Shares”) of its common stock, $0.01 par value per share (the “Common Stock”), in the underwritten initial public offering of the Common Stock pursuant to the above referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein, in the form in which it was filed with the Commission under the Securities Act;

2. The charter of the Company, certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The form of Articles of Amendment and Restatement of the Company, substantially in the form to be filed by the Company with the SDAT (the “New Charter”), certified as of the date hereof by an officer of the Company;

4. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

5. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6. Resolutions (the “Board Resolutions”) adopted by the Board of Directors of the Company relating to, among other matters, (i) the registration, sale and issuance of the Share and (ii) the New Charter, certified as of the date hereof by an officer of the Company;

InfraREIT, Inc.

[                 ], 2015

7. Resolutions adopted by the sole stockholder of the Company relating to, among other matters, the New Charter, certified as of the date hereof by an officer of the Company;

8. A certificate executed by an officer of the Company, dated as of the date hereof; and

9. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth in this letter, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and each such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of the restrictions or limitations contained in Article VII of the New Charter.

6. Prior to the issuance of any of the Shares, the New Charter will have been filed with, and accepted for record by, the SDAT.

InfraREIT, Inc.

[                 ], 2015

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and validly existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when and if issued and delivered by the Company in accordance with the Board Resolutions and the Registration Statement and against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of any federal or state securities laws, including the securities laws of the State of Maryland. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for your submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

Exhibit B

Exhibit 8.1

[LETTERHEAD OF BAKER BOTTS L.L.P.]

                    , 2015

InfraREIT, Inc.

1807 Ross Avenue, 4th Floor

Dallas, Texas 75201

Re:	Opinion Regarding REIT Classification

Ladies and Gentlemen:

We are acting as counsel to InfraREIT, Inc., a Maryland corporation (the “Company”), in connection with its registration statement on Form S-11 (File No. 333-201106), as amended (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed public offering of up to             shares of the Company’s common stock, $0.01 par value per share. In that capacity, you have requested our opinion regarding the organization and operation of the Company as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes.

In rendering this opinion, we have examined and relied upon the following, with your consent: (i) the Registration Statement; and (ii) a certificate executed by duly appointed officers of the Company (the “Officer’s Certificate”) setting forth certain factual representations, dated             , 2015. In addition, we have examined such other documents as we have considered relevant to our analysis. In our examination of such documents, we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures, and the legal capacity of signatories. We have also assumed that all parties to such documents have acted, and will act, in accordance with the terms of such documents.

Our opinion is based on our understanding of the facts as represented to us in the Officer’s Certificate and the assumption that (i) the Company and its subsidiaries have valid legal existences under the laws of the states in which they were formed and have operated in accordance with the laws of such states, (ii) the Company and its subsidiaries are operated, and will continue to be operated, in the manner described in the Officer’s Certificate, (iii) the facts contained in the Registration Statement are true and complete in all material respects, (iv) all representations of fact contained in the Officer’s Certificate are true and complete and (v) any representation of fact in the Officer’s Certificate that is made “to the knowledge of” or similarly qualified is correct without such qualification. While we have made such inquiries and investigations as we have deemed necessary, we have not undertaken an independent inquiry into or verification of all such facts either in the course of our representation of the Company or for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, and nothing has come to our attention that would cause us to question the accuracy of such representations, we have no assurance that they are or will ultimately prove to be accurate.

Our opinion herein is based on existing law as contained in the Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service (the “IRS”) and court decisions as of the date hereof. The provisions of the Code and the Treasury Regulations, IRS administrative pronouncements and case law upon which this opinion is based could be changed at any time,

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perhaps with retroactive effect. In addition, some of the issues under existing law that could significantly affect our opinion have not yet been authoritatively addressed by the IRS or the courts, and our opinion is not binding on the IRS or the courts. Hence, there can be no assurance that the IRS will not challenge, or that the courts will agree with, our conclusions.

Based upon, and subject to, the foregoing and the next paragraphs below, we are of the opinion that, as of the date hereof:

(i) Commencing with its taxable year ending December 31, 2015, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT for such taxable year and thereafter.

(ii) We have reviewed the statements included or incorporated by reference in the Registration Statement under the heading “Material Federal Income Tax Consequences” and, insofar as such statements pertain to matters of law or legal conclusions, they are correct in all material respects.

As described in the Registration Statement, qualification of the Company as a REIT will depend upon the satisfaction by the Company, through actual operating results, distribution levels, diversity of stock ownership and otherwise, of the applicable asset composition, source of income, shareholder distribution, recordkeeping and other requirements of the Code necessary for a corporation to qualify as a REIT. Accordingly, no assurance can be given that the actual results of the Company’s operations for any taxable year will satisfy all such requirements. We do not undertake to monitor whether the Company actually will satisfy the various qualification tests.

The opinion set forth herein is limited to those matters expressly covered and is as of the date hereof. No opinion is to be implied with respect to any other matter. We expressly disclaim any responsibility to advise you of any development or circumstance of any kind, including any change of law or fact, which may occur after the date of this opinion that might affect the opinion expressed herein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm in the Registration Statement under the captions “Material Federal Income Tax Consequences” and “Legal Matters.” In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

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